 Q Search

Leila Amirsadeghi

Visionary | XR Pioneer | Immersive Storyteller | Digital Native | Marketing Innovator | Growth Expert | Connector

Los Angeles, California

Connect |  Message | More...

Onedome Global

City, University of London

See contact info

500+ connections

Positioned at the intersection of experience, art, technology and entertainment, Leila's vision is to create and curate interactive art and entertainment experiences that build connection and community. As Chief Marketing Officer, Amirsadeghi oversees Brand, Product, Marketing & Customer Experience...

Show more ∨

Activity
3,960 followers

 **Thanks buddy! Join the ride :)**
Leila commented
2 Likes

We are getting so much love from the press right now. Thank you...
Leila shared this
23 Likes • 1 Comment

 **Check out this INCREDIBLE article by No Proscenium. He's described it so...**
Leila shared this
14 Likes • 1 Comment

 **Another positive article on The Unreal Garden. Yes!**
Leila shared this
24 Likes • 1 Comment

See all

Experience

 **Co-Founder & Chief Marketing Officer**
Onedome Global
Oct 2017 – Present · 1 yr 3 mos
San Francisco Bay Area

onedome is an immersive media and storytelling platform creating, curating and facilitating interactive arts & immersive entertainment that inspire creativity and hearten community connection. In collaboration with global visionaries, innovators, artists and technologists, onedome develops large-scale permanent public mixed-reality installations that entertain, educate and engage.

 **CEO & Founder**
MESH Management
2012 – Present · 6 yrs
Greater Los Angeles Area



Try Premium Free for 1 Month

and launch phases.... See more

Senior Vice President, Integrated Marketing
eclipse
Jan 2016 – Jun 2017 · 1 yr 6 mos
Burbank, CA

Eclipse is a full-service agency fueled by curiosity and imagination.

Born from the entertainment world, we build from the audience out.
Our work is story driven and strategically grounded.... See more

Vice President, Client Engagement
Trailer Park Inc (Trailer Park + Goodness Mfg)
Dec 2012 – Dec 2014 · 2 yrs 1 mo
Greater Los Angeles Area

Trailer Park Inc is the holding company that houses Trailer Park, the world's largest entertainment marketing agency and Goodness Mfg a leading brand agency, with headquarters in Hollywood, CA and regional offices in New York City, London, and Italy. With over 20 years of experience across Entertainment and Brand clients, both agencies serve as a full-s... See more

Senior Director, Business Development
BLITZ
2008 – 2012 · 4 yrs
Los Angeles

BLITZ is an interactive marketing agency that brings brands to life by developing immersive, entertaining and imaginative experiences - leveraging the most creative talent and innovative technology to deliver ground-breaking campaigns.

Show 4 more experiences

Education

City, University of London
BSc (Hons), Investment & Financial Risk Management
1995 – 1999

Lycée Français Charles de Gaulle de Londres
1992 – 1994

Skills & Endorsements

Digital Marketing · 99+
Endorsed by David Shor and 13 others who are highly skilled at this
Endorsed by 2 of Leila's colleagues at eclipse

Integrated Marketing · 99+
Endorsed by Juan V. Perez and 1 other who is highly skilled at this
Endorsed by 2 of Leila's colleagues at eclipse

Strategy · 96
Endorsed by Steve W. Martin and 7 others who are highly skilled at this
…lorsed by 2 of Leila's colleagues at eclipse

Show more